UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-4F

(Amendment No. 1)

(Rule 13e-102)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-4 THEREUNDER

THOMSON REUTERS CORPORATION

(Exact name of Issuer as specified in its Charter)

Ontario, Canada

(Jurisdiction of Issuer’s Incorporation or Organization)

Thomson Reuters Corporation

(Name(s) of Person(s) Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

884903105

(CUSIP Number of Class of Securities)

Thomson Reuters Corporation

333 Bay Street, Suite 400

Toronto, Ontario M5H 2R2, Canada

Attn: Erin Brown, Treasurer

(416) 687-7500

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of the person(s) filing statement)

with a copy to:

Deirdre Stanley, Executive Vice President, General Counsel & Secretary Thomson Reuters Holdings Inc. 3 Times Square New York, New York 10036 (646) 223-4000	Andrew J. Beck, Esq. Mile T. Kurta, Esq. Torys LLP 1114 Avenue of the Americas New York, New York 10036 (212) 880-6000

August 28, 2018

(Date tender offer first published, sent or given to security holders)

CALCULATION OF FILING FEE:

Transaction Valuation	Amount of Filing Fee
US$9,000,000,000(1)	US$1,120,500.00(1)(2)

(1)

The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on a maximum aggregate purchase price of US$9,000,000,000.

(2)	Previously paid.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: US$1,120,500.00	Registration No. 005-50744
Filing Party: Thomson Reuters Corporation
Form 13E-4F	Date Filed: August 28, 2018

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13E-4F (the “Schedule 13E-4F”) filed with the Securities Exchange Commission on August 28, 2018 by Thomson Reuters Corporation (the “Company”), a company organized under the laws of Canada, in connection with the Company’s substantial issuer bid/tender offer (the “SIB”) pursuant to which the Company offered to purchase from shareholders for cancellation up to US$9 billion of its outstanding common shares (“Common Shares”) at a purchase price that will allow it to purchase the maximum number of common shares properly tendered to the SIB, and not properly withdrawn, having an aggregate purchase price not exceeding US$9 billion, on and subject to the terms and conditions set forth in the Offer to Purchase and Circular dated August 28, 2018 and the accompanying Letter of Transmittal.

The Schedule 13E-4F is hereby amended and supplemented by adding the following:

•

The SIB expired at 11:59 p.m. (Toronto time) on October 2, 2018. Based on preliminary results, approximately US$6.5 billion of Common Shares were tendered under the SIB (including Common Shares tendered by notice of guaranteed delivery). The Company expects to take up and purchase for cancellation approximately 138.7 million Common Shares at a purchase price of US$47.00 per Common Share. The number of Common Shares to be purchased under the SIB and the purchase price are preliminary, subject to verification by the depositary and assume that all Common Shares tendered through notice of guaranteed delivery will be delivered within the two trading day settlement period.

•	Reference is hereby made to the press release issued by the Company on October 3, 2018, a copy of which is attached hereto as Exhibit 99.11.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The Issuer has filed the following as Exhibits to this Amendment No. 1:

Exhibit Number

99.11	Press Release dated October 3, 2018—Thomson Reuters Announces Preliminary Results of its Substantial Issuer Bid/Tender Offer

PART IV

SIGNATURES

By signing this Amendment No. 1, the person filing this Amendment No. 1 consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 13E-4F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THOMSON REUTERS CORPORATION

By:	/s/ Erin Brown
Name:	Erin Brown
Title:	Treasurer

Date: October 3, 2018